UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          SCHEDULE 13 G

           Under the Securities and Exchange Act of 1934
                         (Amendment No. )*


                   Cadillac Fairview Corporation
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                         (Name of Issuer)


                           Common Shares
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                  (Title of Class of Securities)


                            12692920 J
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                          (CUSIP Number)


                         December 31, 1997
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      (Date of Event which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12692920              13G                Page 2 of 4 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ONTARIO TEACHERS' PENSION PLAN BOARD

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                          (b) [X]
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       AN ONTARIO, CANADA CORPORATION

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                5    SOLE VOTING POWER
                     13,458,933
                ------------------------------------------------------
NUMBER OF       6    SHARED VOTING POWER
SHARES               NIL Common Shares
BENEFICIALLY    ------------------------------------------------------
OWNED BY        7    SOLE DISPOSITIVE POWER
EACH                 13,458,933
REPORTING       ------------------------------------------------------
PERSON WITH     8    SHARED DISPOSITIVE POWER
                     NIL Common Shares
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       13,458,933

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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       17.7%

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12     TYPE OF REPORTING PERSON*

       E.P.
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               *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Schedule to Ontario Teachers' Pension Plan Board 13G Filing
                 Re: Cadillac Fairview Corporation

Item 1. Issuer

        (a) ISSUER: This statement relates to the issuer Cadillac Fairview Corporation (the "Corporation").

        (b) ADDRESS OF ISSUER: The principal executive offices of the Corporation are located at 20 Queen Street West 5th Floor, Toronto, Ontario M5H 3R4.

Item 2: Person Filing and Securities Statement Being Filed in Respect Of

        (a) PERSON FILING: This statement is being filed by the Ontario Teachers' Pension Plan Board (the "Board").

        (b) ADDRESS: The business address of the Board is 5650
            Yonge Street, Suite 300, North York, Ontario, Canada,
            M2M 4H5.

        (c) CITIZENSHIP: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.

        (d) TITLE OF CLASS OF SECURITIES: This statement relates to Common Shares of the Corporation.

        (e) CUSIP NUMBER: The shares are identified by CUSIP number 12692920 J.

Item 3: Authority Pursuant to which Statement Being Filed

        The Board is filing this statement pursuant to the "no-action" relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange Commission and dated May 6, 1992.

Item 4: Ownership

        (a) AMOUNT BENEFICIALLY OWNED:  13,458,933

        (b) PERCENT OF CLASS:  17.7%

        (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

            I.   Sole power to vote or direct the vote:  13,458,933
            II.  shared power to vote or direct the vote:  NIL
            III. sole power to dispose or direct the disposition:  13,458,933
            IV.  shared power to dispose or to direct the disposition:  NIL

Item 5: Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_____]

Item 6: Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable.

Item 8: Identification and Classification of Members of the Group

        Not Applicable.

Item 9: Notice of Dissolution of Group

        Not Applicable

Item 10: Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 12, 1998


                               /s/ Jane Beatty
                               -------------------------------
                               Jane Beatty,
                               Legal Counsel, Investments.